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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           SAIFUN SEMICONDUCTORS LTD.
                           --------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
                         ------------------------------
                         (Title of Class of Securities)

                                   M8233P 10 2
                                 --------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

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CUSIP No. M8233P102                     13G                    Page 2 of 6 Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       DR. BOAZ EITAN
       ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       ISRAELI AND AMERICAN

NUMBER OF SHARES         SOLE VOTING POWER
BENEFICIALLY      5      5,526,297
OWNED BY
EACH REPORTING           SHARED VOTING POWER
PERSON WITH       6      6,001,118

                         SOLE DISPOSITIVE POWER
                  7      5,526,297

                         SHARED DISPOSITIVE POWER
                  8      6,001,118

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,527,415

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       39.0

12     TYPE OF REPORTING PERSON

       IN

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CUSIP No. M8233P102                     13G                    Page 3 of 6 Pages

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MRS. TALLY EITAN
       ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       ISRAELI AND AMERICAN

NUMBER OF SHARES         SOLE VOTING POWER
BENEFICIALLY      5      26,666
OWNED BY
EACH REPORTING           SHARED VOTING POWER
PERSON WITH       6      6,001,118

                         SOLE DISPOSITIVE POWER
                  7      26,666

                         SHARED DISPOSITIVE POWER
                  8      6,001,118

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,001,118

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES(1)                                             [X]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       20.3

12     TYPE OF REPORTING PERSON

       IN

----------
(1) Excludes 5,526,297 ordinary shares beneficially owned by Dr. Boaz Eitan. Mrs. Tally Eitan is Dr. Boaz Eitan's spouse and by virtue of that relationship may be deemed to be the beneficial owner of the shares that he owns. Mrs. Eitan disclaims such beneficial ownership except the extent of her pecuniary interest therein.

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CUSIP No. M8233P102                     13G                    Page 4 of 6 Pages

ITEM 1(a).  NAME OF ISSUER:

            Saifun Semiconductors Ltd.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            45 Hamelacha Street
            Sappir Industrial Park
            Netanya, 42504
            Israel
            972-9-8928444

ITEM 2(a).  NAME OF PERSON FILING:

            Dr. Boaz Eitan

            Mrs. Tally Eitan

            The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

            This statement is filed jointly on behalf of the Reporting Persons. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            45 Hamelacha Street
            Sappir Industrial Park
            Netanya, 42504
            Israel
            972-9-8928444

ITEM 2(c).  CITIZENSHIP:

            Dr. Boaz Eitan: Israeli and American

            Mrs. Tally Eitan: Israeli and American

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Ordinary Shares

ITEM 2(e).  CUSIP NUMBER:

            M8233P102

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CUSIP No. M8233P102                     13G                    Page 5 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under section 15 of the Act;

            (b)  [ ]  Bank as defined in section 3(a)(6) of the Act;

            (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                      Act;

            (d)  [ ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940;

            (e)  [ ]  An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)  [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note:  See Item 7);

            (h)  [ ]  A savings association as defined in section 3(b) of the
                      Federal Deposit Insurance Act;

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.     OWNERSHIP

(a)   Amount beneficially owned:

      Consists of 5,503,774 ordinary shares and options to purchase 22,523 ordinary shares held directly by Dr. Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Eitan's wife. Dr. and Mrs. Eitan each disclaim beneficial ownership of the shares held by them except to the extent of their respective pecuniary interests therein.

(b)   Percent of class: See Row 11 of cover page for each Reporting Person.

(c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

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CUSIP No. M8233P102                     13G                    Page 6 of 6 Pages

      (ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

      (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

      (iv) Shared power to dispose of or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See Item 2(a) above.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

                                                              DR. BOAZ EITAN


                                                              /s/ Dr. Boaz Eitan
                                                              ------------------


                                                              TALLY EITAN


                                                              /s/ Tally Eitan
                                                              ---------------

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                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value NIS 0.01 per share, of Saifun Semiconductors Ltd., an Israeli company, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 13, 2006.

                                                              DR. BOAZ EITAN


                                                              /s/ Dr. Boaz Eitan
                                                              ------------------


                                                              TALLY EITAN


                                                              /s/ Tally Eitan
                                                              ---------------